Alon Blue Square Israel Ltd.

Rating Action ו June 2013

Author:

Liat Kadish, CPA, Team Head

liatk@midroog.co.il

Contacts:

Sigal Issaschar, Head of Corporate Finance

i.sigal@midroog.co.il

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Alon Blue Square Israel Ltd.

Issue/Bond Rating	A2	Outlook: Negative
Commercial Paper	Prime -1

Midroog announces it is reaffirming the A2/negative outlook rating of the bonds (series A and C) issued by Alon Blue Square Israel Ltd. ("Alon Blue Square" or the "Company" or the "Group") and the P-1 rating for commercial papers (CPs) issued by the Company in a sum of NIS 120 million. Midroog also affirms the A2/negative outlook rating for a bond issue of up to NIS 120 million par value through an expansion of Series C.

The rating of the bond issue relates to its structure based on data provided to Midroog up until June 24, 2013. Depending on the structure of the bond issue, Midroog has the right to reconsider and revise the rating assigned.

Following is a breakdown of the series of bonds in circulation issued by the Company and rated by Midroog:

Bond Series	Stock No.	Original Date of Issue	Fixed Annual Coupon	Linkage	Book Value of Bond Balance on March 31, 2013 (NIS M)	Remainder of Bond Repayment Years
A	Non-negotiable	August 2003	5.90%	CPI	159.0	2013-2014
C	1121334	October 2010	2.50%	CPI	130.0	2013-2022

Key Rating Rationale

During May 2013, Midroog changed the outlook of the Company's bonds from stable to negative. The change in the outlook is attributed to the erosion in the competitive status of Mega retail chain in key parameters, such as revenue per sq.m., SSS (same store sales) and operating profitability. The Company's results for the first quarter of 2013 pointed to stability in sales of the supermarket segment compared to the same period the year before, despite closing down ten unprofitable branches between the periods. In the first quarter the Company posted positive SSS growth of about 2.1%. Same store sales growth is attributed entirely to "Mega Bool" chain and was accompanied by a decline in gross margin in the supermarket segment (gross margin of about 25% in the Q1/2013 compared to 26.9% in Q1/2012) in line with the company's policy of increasing market share while expanding discount sales.

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In our assessment, the Company, with emphasis on the supermarket segment, faces managerial challenges of increasing market share while streamlining cost structure. These are critical factors for significantly improving the profitability of the supermarket segment given the very competitive business environment in which it operates. The Company is now in the midst of outlining a multiannual strategic plan with the entry of the new CEO of Mega into the position at the beginning of the year.

In the first quarter of 2013, the Company posted an improvement in the gas stations and commercial complexes segment compared to the same period the year before. In addition, the non-food segment went from operating loss in 2012 to operating profit for the first quarter of 2013.

In the first quarter of 2013, the Company reported an increase in cash flow from operations (CFO), largely due to one-time measures – mainly extending supplier credit days and a reduction in inventories.

As of March 31, 2013, the Company posted a net debt-to-adjusted EBITDAR coverage ratio of 7.2 which is incongruent with the present bond rating grade. In our assessment, the Company EBITDA in 2013 will be similar to the one in 2012. On the one hand, closing unprofitable branches of "Mega Bool" towards the end of 2012 is full expressed in 2013, while on the other hand we expect an erosion in EBIT rates owing to the discount sale policy which erode the gross margin, while the ability to adjust operating costs will not appear in the short term. In this scenario, the Company will remain with coverage ratios at the lower end of the adjusted ratios for the present bond rating grade.

During May 2013, Midroog reaffirmed an A1 rating for the bonds of Blue Square Real Estate (a subsidiary in which the Company holds 74.7%) and upgraded the rating outlook from negative to stable, largely due to the reduction in the risk level of the Tel Aviv Wholesale Market project as for the project progress.

Alon Blue Square's rating is supported by the strong business profile, dominant market shares in the retail segments, strong brands and wide geographic spread, mainly in central locations in Israel.

Alon Blue Square is the largest retail group in Israel with a consolidated volume of annual sales of about NIS 13.0 billion. Alon Blue Square has over 700 selling points throughout Israel (some through franchises) in four interfacing segments of activity: food retail, non-food retail, fuel retail and real estate activity.

The negative outlook reflects the uncertainty regarding the Company's ability to maintain better long-term profitability. Midroog may downgrade the rating if the Company's financial parameters will not be improved, with an emphasis on the supermarket segment. Midroog will also evaluate the Company's bond rating based on the implementation of the new strategic plan.

For more details on the rating rationale, see the May 20131 monitoring report.

1 The report is published on Midroog's website: www.midroog.co.il.

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Alon Blue Square Israel Ltd. (Consolidated), Key Financial Figures in NIS M*:

	Q1-2013	Q1-2012	FY 2012	FY 2011	FY 2010	FY 2009
Revenue	3,089	3,108	12,685	12,346	8,344	7,192
Gross profit	656	674	2,752	2,904	2,286	2,026
Operating profit (EBIT)	20	35	172	292	243	235
Net profit	-33	2	22	84	62	98
Gross profit %	21.2%	21.7%	21.7%	23.5%	27.4%	28.2%
EBIT%	0.6%	1.1%	1.4%	2.4%	2.9%	3.3%
EBITDA	88	105	450	566	450	400
FFO	29	66	230	290	280	305
EBIT for financing	0.3	0.6	0.5	0.9	1.0	1.3
Total assets in balance sheet	9,604	9,459	9,214	9,094	8,770	5,165
Liquid financial assets	882	514	683	480	534	825
Debt	5,164	4,965	5,206	4,955	4,671	2,341
Net debt	4,282	4,451	4,523	4,474	4,137	1,516
Equity	1,540	1,548	1,587	1,546	1,582	1,226
Equity/total assets	16.0%	16.4%	17.2%	17.0%	18.0%	23.7%
Debt/CAP	76.8%	76.0%	76.3%	75.6%	74.1%	65.4%

* As of October 3, 2010, the Company consolidates the financial statements of Dor Alon Ltd.

Alon Blue Square Israel Ltd. – Main Business Segments in NIS M:

	Q1-2013	Q1-2012	FY 2012	FY 2011	FY 2010	FY2009
	Revenue
Supermarkets	1,628	1,626	6,553	6,724	6,895	6,863
Non-food	107	87	321	289	482	464
Gas stations and commercial complexes	1,337	1,387	5,774	5,302	4,330	NR
Real estate**	9	7	31	31	25	22
	EBIT before other profit
Supermarkets**	-3	17	126	177	242	211
Non-food	7	7	-12	-20	-7	23
Gas stations and commercial complexes*	37	29	145	174	179	NR
Real estate	5	4	17	15	-5	33

** The supermarkets segment does not include expenditures for rent paid to Blue Square Real Estate, which is offset with the consolidated statements.

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Rating Outlook

Factors that can improve the rating:

•	Improvement in EBIT and in the Company's status in the retail sector

•	Substantial decrease in the leverage level

Factors that can lower the rating:

•	Failure over time to meet an adjusted net debt-to-EBITDAR coverage ratio below 7.0

•	Substantial dividend payout which is not backed by cash flow

•	Another downturn in the business status of the food retail segment

Rating History

About the Company

Alon Blue Square Israel Ltd., a public company listed on the Tel Aviv and New York stock exchanges, is Israel’s second largest food retailer. The Company is about 73.2% owned by Alon Israel Oil Company Ltd. ("Alon"), a private holding company engaged in the retail and energy sectors in Israel and overseas. Ownership of the parent company is shared by Bielsol Investments Ltd., a private company jointly owned by David Wiessman and the Biran family, and buyers organizations belonging to kibbutzim and to Mr. David Wiessman. The Company operates today through four major subsidiaries: Mega Retail Ltd. (“Mega” – 100% owned) handles the retail food business; BEE Retail Group, which presently holds about 77% of Na'aman Ltd. and 90% of Kfar Hasha'ashuim; Dor Alon (78.4% holding), one of the leading companies in Israel in the marketing and sale of fuel; Blue Square Real Estate (74.8% holding)2 owns real estate properties, most of which are currently leased for retail activity.

2On May 6, 2013, the Company sold about 3.5% of company shares for about NIS 49 million.

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As of 2013, Mr. David Wiessman is the Company's CEO and chief business manager together with Mrs. Limor Ganot. Mr. Yitzhak Bader is the Chairman of the board of directors.

Related Reports

Alon Holdings in Blue Square Israel Ltd., May 2013 Monitoring Report

Dor Alon Energy Israel (1988) Ltd., January 2013 Rating Report

Retail Sector - Rating Methodology, Special Report, October 2010

Methodology for Adjusting Financial Ratios, November 2010

Reports published on Midroog's website at www.midroog.co.il.

Date of the report: June 24, 2013

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KEY FINANCIAL TERMS

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other asset and liabilities
Cash Flow from Current Operations (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Retained Cash Flow (RCF)*	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow (FCF)*	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

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Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

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Moody's short term ratings describe the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, individual issues and financial instruments. As a rule, short-term obligations are for a period of no more than 13 months, unless indicated otherwise.

Symbol	Definition
Prime – 1	Issuers (or supporting institutions) rated P-1 have a superior ability to repay short-term debt obligations.
Prime – 2	Issuers (or supporting institutions) rated P-2 have a strong ability to repay short-term debt obligations.
Prime – 3	Issuers (or supporting institutions) rated P-3 have an acceptable ability to repay their short-term debt obligations.
Not Prime (N-P)	Issuers rated N-P do not fall within any of the Prime rating categories.

Short- term vs. Long term Ratings

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Report No.: CTR040613120M

Midroog Ltd., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739

Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

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For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.

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CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-149175) of Alon Blue Square Israel Ltd. (the “Company”) of the reference to the reaffirmation of our A2/negative outlook rating (on local scale) for the Company’s Series A and C bonds and the “P-1” rating (on local scale) for the Company’s commercial paper issued in the sum of NIS 120 million and the reaffirmation of our A2/negative outlook rating (on local scale) for a bond issuance by the Company of up to NIS 120 million par value through an expansion of Series C, and of the unofficial translation of our Monitoring Report dated June 2013 with respect to the foregoing, including in this Current Report on Form 6-K.

/s/ Eran Heimer
[Eran Heimer, CEO] Midroog Ltd.

Tel-Aviv, Israel,

June 26, 2013.

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